                                                      REGISTRATION NO. 333-14869

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3

                                AMENDMENT NO. 1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                             UTILICORP UNITED INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                 44-0541877
 (State or other jurisdiction    (I.R.S. Employer
              of                Identification No.)
incorporation or organization)

                     911 MAIN, KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             RICHARD C. GREEN, JR.
                             UTILICORP UNITED INC.
                     911 MAIN, KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600
      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

            DENNIS P. WILBERT, ESQ.                           M. DOUGLAS DUNN, ESQ.
           Blackwell Sanders Matheny                       ROBERT W. MULLEN, JR., ESQ.
             Weary & Lombardi L.C.                       Milbank, Tweed, Hadley & McCloy
              Two Pershing Square                            1 Chase Manhattan Plaza
               2300 Main Street                             New York, New York 10005
          Kansas City, Missouri 64108

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                                                              PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
          TITLE OF EACH CLASS OF             AMOUNT TO BE    OFFERING PRICE PER  AGGREGATE OFFERING   REGISTRATION
       SECURITIES TO BE REGISTERED            REGISTERED          PER UNIT             PRICE               FEE
Common Stock,
 par value $1 per share...................   6,000,000(1)        $27.75(2)        $166,500,000(2)      $50,455(3)
Preference Stock Purchase Rights..........        (4)             None(4)             None(4)            None(4)



(1) Includes 750,000 shares subject to cover over-allotments.



(2) Estimated for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices reported on the consolidated reporting system on October 24, 1996.



(3) Previously paid.



(4) Prior to the occurrence of certain events, the Preference Stock Purchase Rights will not be evidenced separately from the Common Stock.



    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996


PROSPECTUS
                                [UtiliCorp Logo]

                                5,250,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               "$1.00 PAR VALUE"
                                ----------------


    The outstanding shares of the Common Stock of UtiliCorp United Inc. (the "Company" or "UtiliCorp") are, and the shares offered hereby will be, listed on the New York, Pacific and Toronto Stock Exchanges under the symbol UCU. On November 7, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $27.25 per share.

                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
       SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES
            COMMISSION PASSED UPON THE  ACCURACY OR ADEQUACY  OF
                THIS  PROSPECTUS. ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                                             UNDERWRITING
                                                               DISCOUNTS
                                            PRICE TO        AND COMMISSIONS      PROCEEDS TO
                                             PUBLIC               (1)            COMPANY (2)
Per Share                                       $                  $                  $
Total (3)                                       $                  $                  $

(1) The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deduction of expenses payable by the Company estimated at $350,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $        , $        and $       ,  respectively.
    See "Underwriting".
                              -------------------


    The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be made available for delivery in New York,
New York on or about         , 1996.

                              -------------------
MERRILL LYNCH & CO.
       DEAN WITTER REYNOLDS INC.
               GOLDMAN, SACHS & CO.
                      J.P. MORGAN & CO.
                                                        PAINEWEBBER INCORPORATED
                                  ------------

              The Date of this Prospectus is              , 1996.

                                     [LOGO]
                              [SERVICE AREA MAPS]
A  PRESENTATION  OF  THREE  MAPS  IS  SHOWN  INDICATING  THE  COMPANY'S  SERVICE
TERRITORIES   FOR   ITS   UTILITY   OPERATIONS,   NON-UTILITY   OPERATIONS   AND
INTERNATIONAL, RESPECTIVELY.

THE FIRST MAP INDICATES AREAS OF THE COMPANY'S ELECTRIC, GAS AND COMBINATION UTILITY OPERATIONS IN MINNESOTA, IOWA, NEBRASKA, COLORADO, KANSAS, MISSOURI, MICHIGAN, WEST VIRGINIA AND BRITISH COLUMBIA, CANADA.

THE SECOND MAP INDICATES THE AREAS AND LOCATIONS OF THE COMPANY'S GAS MARKETING AREA (45 STATES, PART OF CANADA AND MEXICO), GAS PIPELINES (TEXAS AND OKLAHOMA), GAS PROCESSING PLANTS (TEXAS AND OKLAHOMA) AND INDEPENDENT POWER PROJECTS (WASHINGTON, CALIFORNIA, MAINE, NEW YORK, PENNSYLVANIA, ALABAMA AND FLORIDA).

THE THIRD MAP INDICATES THE LOCATION OF THE COMPANY'S INVESTMENTS IN NEW ZEALAND ELECTRIC OPERATIONS, AUSTRALIAN ELECTRIC OPERATIONS AND JAMAICAN INDEPENDENT POWER PROJECT AND ITS UNITED KINGDOM GAS MARKETING AREA.

                                     [LOGO]

                MERGERS, ACQUISITIONS AND INVESTMENTS SINCE 1984


                                                                                              COST
                                                                      CUSTOMERS AS OF     (DOLLARS IN
                                          SERVICE        OWNERSHIP        9/30/96          MILLIONS)
                                      ----------------  ------------  ---------------  ------------------
ORIGINAL UTILITY OPERATIONS(A):
Missouri Public Service.............      Electric      100%                190,000            --
Missouri Public Service.............        Gas         100                  42,000            --
                                                                      ---------------
    TOTAL...........................                                        232,000
                                                                      ---------------
NORTH AMERICAN UTILITY MERGERS AND
  ACQUISITIONS:
Kansas Public Service...............        Gas         100%                 27,000        $      4.8
Peoples Natural Gas.................        Gas         100                 532,000             246.0(b)
Northern Minnesota Utilities........        Gas         100                  32,000              22.0
West Virginia Power.................      Electric      100                  26,000              21.0
West Kootenay Power.................      Electric      100                  82,000              62.0
Michigan Gas Utilities..............        Gas         100                 138,000              62.0
West Virginia gas system............        Gas         100                  23,000               3.0
WestPlains Energy...................      Electric      100                 141,000             209.2(c)
Missouri Intrastate Pipeline........      Pipeline      100                 --                   78.0
Kansas gas system...................        Gas         100                 (d)                  23.0
Nebraska gas system.................        Gas         100                 (d)                   78.0   (e)
                                                                      ---------------         --------
    TOTAL...........................                                       1,001,000   $         809.0
                                                                      ---------------         --------
INTERNATIONAL INVESTMENTS:
Power New Zealand Ltd...............      Electric      29.4%(f)             216,000   $         125.7
WEL Energy Group Ltd................      Electric      39.0(f)               65,000              42.1
United Energy Ltd...................      Electric      49.9                 533,000             257.9
                                                                      ---------------         --------
    TOTAL...........................                                         814,000   $         425.7
                                                                      ---------------         --------
NON-REGULATED ACQUISITIONS AND
  INVESTMENTS:
UtilCo Group investments............    Independent
                                       Power Projects   22-50%              --         $         209.5
Other...............................   Gas marketing
                                         and other      100                 --                   171.8
                                                                                              --------
    TOTAL...........................                                                   $         381.3
                                                                                              --------
          TOTAL.....................                                       2,047,000   $       1,616.0
                                                                      ---------------         --------
                                                                      ---------------         --------


------------

(a) UtiliCorp was formed in 1985 from Missouri Public Service Company, which was founded in 1917.

(b) Not including the Nebraska gas system acquired in February 1993 or the Kansas gas system acquired in September 1994. Both now operate as part of Peoples Natural Gas.

(c) The total value of the WestPlains Energy acquisition transaction was $349.8 million, including the $209.2 million cash purchase price, assumption of $26.0 million in debt, and the purchase by a third party of ownership interest in a generating facility for $114.6 million. WestPlains Energy has use of that generating capacity through a 27-year operating lease.

(d)  Customers are included in Peoples Natural Gas above.

(e)  Excluding $21.0 million in working capital and liabilities assumed.

(f)  Interests are held through a 79% owned subsidiary of the Company.

                             AVAILABLE INFORMATION

    UtiliCorp is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices located at Room 1400, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning UtiliCorp may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:

       (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

       (b) The Company's Quarterly Report on Form 10-Q, as amended by the Company's Quarterly Report on Form 10-Q/A, for the quarter ended
    March 31, 1996;


       (c) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996;



       (d) The Company's Current Reports on Form 8-K dated January 19, 1996, May 22, 1996, May 28, 1996 and September 30, 1996; and


       (e) The Company's Current Reports on Form 8-K, as amended by the Company's Current Reports on Form 8-K/A, dated April 1, 1996.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Such requests should be directed to Mr. Dale J. Wolf, Vice President, Finance, Treasurer and Corporate Secretary, UtiliCorp United Inc., 911 Main, P.O. Box 13287, Kansas City, Missouri 64199-3287, telephone number (816) 421-6600.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK, PACIFIC OR TORONTO STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS, FINANCIAL STATEMENTS AND OTHER INFORMATION INCORPORATED HEREIN BY REFERENCE.

                                  THE OFFERING


Company.....................................  UtiliCorp United Inc.

Securities Offered (1)......................  5,250,000 shares of Common Stock (par value
                                              $1 per share)

Approximate Number of Shares Outstanding
 After the Offering (1).....................  shares

Common Stock Price Range: January 1, 1996
 through November 7, 1996...................  $30 1/2 - $25 3/4

Listing.....................................  New York, Pacific and Toronto Stock
                                              Exchanges (Symbol: UCU)

Indicated Annual Dividend Rate..............  $1.76 per share, paid quarterly

Book Value Per Share at September 30,
 1996.......................................  $20.91

Use of Proceeds.............................  To reduce short-term indebtedness incurred for acquisitions, construction and debt
                                               retirements and for general corporate
                                               purposes


------------
(1) Does not include an additional 750,000 shares subject to the Underwriters' over-allotment option. See Cover Page and "Underwriting".

                                  THE COMPANY


    UtiliCorp is an international energy and energy services company based in Kansas City, Missouri. The Company's energy operations consist of electric and natural gas utility operations, natural gas gathering, marketing and processing and investments in independent power projects. Since being formed in 1985 from Missouri Public Service Company, UtiliCorp has grown principally through utility mergers, acquisitions and investments totaling approximately $1.6 billion, which includes the investment of more than $300 million in non-regulated acquisitions and investments. For the ten-year period ending December 31, 1995, the Company's sales have grown from approximately $243.2 million to approximately $2.8 billion, an average annual growth rate of 27.7%. Over the same period, income from operations has grown from approximately $62.9 million to approximately $225.1 million, an average annual growth rate of 13.6%.



    UtiliCorp and its subsidiaries and joint ventures serve approximately 2.0 million electric and gas utility customers in eight states, one Canadian province, Australia and New Zealand. The Company's North American electric utility operations serve approximately 439,000 customers in four states -- Missouri, Kansas, Colorado, and West Virginia -- and the Canadian province of British Columbia. The Company's domestic gas utility operations serve approximately 800,000 customers in eight states -- Missouri, Kansas, Colorado, Iowa, Nebraska, Minnesota, Michigan and West Virginia. The Company's Australian electric distribution joint venture serves approximately 533,000 customers in metropolitan Melbourne. The Company also owns equity interests in two electric distribution utilities in New Zealand serving approximately 280,000 customers and sells natural gas to wholesale and commercial businesses in the United Kingdom through subsidiaries and joint ventures.


    UtiliCorp's strategy is to be a multinational provider of energy solutions to its customers. As part of this strategy, UtiliCorp, in 1995, launched EnergyOneSM, the first nationally branded line of products and services for electric and gas utility customers. The Company believes that the EnergyOneSM portfolio of value-added services and tailored energy solutions is a key part of its strategy. In addition, the Company recently realigned its domestic operations into three business groups to better serve its customers: UtiliCorp Energy Delivery, UtiliCorp Energy Group and UtiliCorp Energy Solutions. The Company's international operations are managed separately.

    Aquila Energy Corporation, a wholly-owned subsidiary of UtiliCorp, markets natural gas in 45 states as well as parts of Canada and Mexico. Aquila Energy Corporation's 82% owned subsidiary, Aquila Gas Pipeline Corporation, has an interest in 14 natural gas gathering systems and four natural gas processing plants in Texas and Oklahoma. Through its UtilCo Group Inc. subsidiary, the Company owns interests in 17 independent power projects in seven states and Jamaica.

    In 1995, Aquila Power Corporation was formed as a subsidiary of Aquila Energy Corporation to take advantage of opportunities in wholesale electricity marketing and brokering. On January 11, 1995, Aquila Energy Corporation received approval from the Federal Energy Regulatory Commission to market electricity to wholesale customers such as utilities and municipalities.

    In 1995, the Company's North American electricity requirements were met 61% by the Company's own generation facilities and 39% by purchased power. The Company owns regulated electric generating facilities with a total 1,785 megawatts of capacity. The Company's electric power generation is fueled 69% by coal fired facilities, 21% by hydroelectric facilities, and 10% by natural gas or oil fired facilities. UtiliCorp neither owns nor operates any nuclear generating assets.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                        TWELVE MONTHS ENDED
                                                        SEPTEMBER 30, 1996*        YEARS ENDED DECEMBER 31,
                                                      ------------------------  -------------------------------
INCOME STATEMENT DATA:                                PRO FORMA (1)   ACTUAL      1995       1994       1993
                                                      -------------  ---------  ---------  ---------  ---------
  Sales (2).........................................   $   3,606.0   $ 3,606.0  $ 2,798.5  $ 2,398.1  $ 2,746.1
  Income from Operations (3)(4)(5)..................         181.6       181.6      225.1      228.0      144.0
  Net Income (6)(7).................................          90.7        85.3       79.8       94.4       86.4
  Earnings Available for Common Shares..............          88.6        83.2       77.7       91.4       79.5
  Primary Earnings Per Common Share.................          1.72        1.79       1.72       2.08       1.95
  Fully Diluted Earnings Per Common Share...........          1.71        1.79       1.71       2.06       1.92
  Cash Dividends Per Common Share...................          1.75        1.75       1.72       1.70       1.62



                                                                                        AS OF SEPTEMBER 30, 1996*
                                                                                        -------------------------
                                                                                         AS ADJUSTED
BALANCE SHEET DATA:                                                                          (8)         ACTUAL
                                                                                        --------------  ---------
  Total Assets........................................................................    $  4,045.8    $ 3,961.8
  Short-Term Debt (Including Current Maturities)......................................         202.5        356.0
  Long-Term Debt......................................................................       1,472.9      1,372.9
  Preference and Preferred Stock (9)..................................................         125.4        125.4
  Common Shareholders' Equity.........................................................       1,121.2        983.7


---------------
*    Unaudited


(1) The pro forma financial data give effect to: (a) the sale of 5,250,000 shares of Common Stock offered pursuant to the offering (assuming net proceeds to the Company of $26.25 per share and assuming the Underwriters' over-allotment option is not exercised) and (b) the application of the net proceeds as described under "Use of Proceeds and Financing Program" as though they had occurred at the beginning of the period indicated. The pro forma income statement impact for the issuance of $100 million of Senior Notes as described in "Recent Developments" has been excluded due to immateriality.



(2) In 1995, the Company changed its method of accounting for domestic natural gas trading operations to the mark-to-market method. This change in accounting increased sales and income from operations by $29.8 million, net income by $18.3 million ($.40 per fully diluted share) and total assets by $201.9 million. This change in accounting has been reflected from January 1, 1995. The effect on prior periods was not material.


(3) In 1993, Aquila Energy Corporation, a subsidiary of the Company, recorded a $69.8 million pre-tax restructuring charge ($45.0 million after-tax) against earnings ($1.02 per fully diluted share) related to a change in strategic direction.

(4) In 1995, the Company recorded a $34.6 million pre-tax charge ($19.6 million after-tax, or $.43 per fully-diluted share) related to impaired assets.


(5) In the third quarter of 1996, the Company expensed $11.0 million of deferred merger costs. See "Recent Developments".



(6) In 1993, Aquila Energy Corporation sold 18% of Aquila Gas Pipeline Corporation in an initial public offering resulting in a non-taxable gain of $47.8 million ($1.08 per fully diluted share).



(7)  In 1996, the  Company recorded an  $11.8 million after-tax  gain ($.25  per
     fully   diluted  share)  primarily  from  the  effects  of  a  sales  lease transaction at a UtilCo Group Inc. partnership.



(8) The as adjusted financial data give effect to: (a) the sale of the 5,250,000 shares of Common Stock offered pursuant to the offering (assuming net proceeds to the Company of $26.25 per share and assuming the Underwriters' over-allotment option is not exercised); (b) the application of the net proceeds as described under "Use of Proceeds and Financing Program"; (c) the pro forma balance sheet impact for the issuance of $100 million of Senior Notes as described in "Recent Developments"; and (d) the acquisition of an additional 25% ownership interest in Oasis Pipeline Company as described in "Recent Developments".



(9) Includes $100 million of Company-obligated mandatorily redeemable preferred securities of a partnership, $25 million preference stock and approximately $400,000 preferred stock of a Company subsidiary.

                                  THE COMPANY

    UtiliCorp is an international energy and energy services company consisting of electric and natural gas utility operations, natural gas gathering, marketing and processing and investments in independent power projects. The Company's activities are primarily managed through three business groups: UtiliCorp Energy Delivery ("UED"), consisting primarily of transmission and distribution utility operations, UtiliCorp Energy Group ("UEG"), consisting of gas marketing, processing, gathering and electricity marketing, as well as electricity generation and independent power production, and UtiliCorp Energy Solutions ("UES"), consisting of gas marketing, appliance service contracts and other energy related products and services. UtiliCorp's international operations are managed separately from these business groups. The Company has its Executive Offices at 911 Main, Kansas City, Missouri 64105, telephone number (816) 421-6000.


    UtiliCorp and its subsidiaries and joint ventures serve approximately 2.0 million electric and gas utility customers in eight states, one Canadian province, Australia and New Zealand. The Company's North American electric utility operations serve approximately 439,000 customers in four states -- Missouri, Kansas, Colorado, and West Virginia -- and the Canadian province of British Columbia. The Company's domestic gas utility operations serve approximately 800,000 customers in eight states -- Missouri, Kansas, Colorado, Iowa, Nebraska, Minnesota, Michigan and West Virginia.


    In 1995, UtiliCorp launched EnergyOneSM, the first nationally branded line of products and services for electric and gas utility customers. The EnergyOneSM portfolio of value-added services and tailored energy solutions is a key part of the Company's strategy to become a multinational provider of energy solutions to its customers.

    Aquila Energy Corporation ("Aquila"), a wholly-owned subsidiary of UtiliCorp, markets natural gas in 45 states as well as parts of Canada and Mexico. Aquila's 82% owned subsidiary, Aquila Gas Pipeline Corporation ("AGP"), owns or has interests in 14 natural gas gathering systems and four natural gas processing plants in Texas and Oklahoma. Through its UtilCo Group Inc. subsidiary ("UtilCo"), the Company owns interests in 17 independent power projects in seven states and Jamaica. UtiliCorp also markets natural gas in the United Kingdom.


    In Australia, UtiliCorp owns a 49.9% interest in United Energy Ltd. ("United Energy"), the first Australian electric distribution company to be privatized. United Energy serves approximately 533,000 customers in metropolitan Melbourne. Utilicorp N.Z., Inc. ("UNZ"), a 79% owned subsidiary of the Company, owns a 29.4% interest in Power New Zealand Ltd. ("PNZ"), New Zealand's second largest electric distribution utility, which serves approximately 216,000 customers in the Auckland area. In addition, UNZ owns a 39% interest in WEL Energy Group Ltd. ("WEL"), a New Zealand electric distribution utility serving 65,000 customers in the Waikato region.


    The Company is actively seeking expansion through the prudent acquisition of utility and other energy related properties, including electric and gas operating utilities, electric generating assets and natural gas gathering and processing facilities.

UTILICORP ENERGY DELIVERY

    UtiliCorp Energy Delivery consists primarily of the Company's U.S. regulated transmission and distribution operations, which operate in eight states. The Company, through its UED operations, strives to be a competitively priced, safe and reliable provider of electricity and natural gas to nearly 1.2 million regulated customers.

GAS OPERATIONS

    The Company's gas utilities serve 800,000 natural gas customers in 805 communities, and have experienced annual customer growth averaging 8.3% (including acquisitions) since 1985. Over the same period, sales from natural gas have grown an average of 26.8% per year and sales and transportation volume has grown at an average of 36.7% per year. UED obtains most of its gas supply from the Company's UEG business group. The recent operating results of UtiliCorp's gas operations are included as a separate business segment, "Gas Operations", in the Company's consolidated financial statements.

ELECTRIC OPERATIONS


    The Company's regulated electric utilities serve 439,000 electric customers in 418 communities, and have experienced annual customer growth averaging 11.6% (including acquisitions) per year since 1985. Over the same period, revenues from electric sales have grown at an average rate of 12.0% per year and megawatt hour ("MWH") sales have grown at an average rate of 15.0% per year. The recent operating results of UtiliCorp's regulated electric operations are included as a separate business segment, "Electric Operations", in the Company's consolidated financial statements. The aforementioned data includes West Kootenay Power Limited ("WKP"), the Company's Canadian subsidiary, which is operated independently of UED. See "The Company--International".



    The Company's sales by jurisdiction for the twelve months ended September 30, 1996 are shown below:


ELECTRIC OPERATIONS


State/Province                                                              Sales        %
------------------------------------------------------------------------  ---------  ---------
Missouri................................................................  $   285.4         48%
Kansas..................................................................      117.7         20
British Columbia........................................................       91.6         15
Colorado................................................................       78.2         13
West Virginia...........................................................       27.8          4
                                                                          ---------  ---------
    Total...............................................................  $   600.7        100%
                                                                          ---------  ---------
                                                                          ---------  ---------


GAS OPERATIONS


State                                                                       Sales        %
------------------------------------------------------------------------  ---------  ---------
Minnesota...............................................................  $   152.0         22%
Michigan................................................................      137.4         20
Nebraska................................................................      121.7         18
Iowa....................................................................      106.0         16
Kansas..................................................................       73.7         11
Missouri................................................................       43.8          6
West Virginia...........................................................       22.9          4
Colorado................................................................       22.0          3
                                                                          ---------  ---------
    Total...............................................................  $   679.5        100%
                                                                          ---------  ---------
                                                                          ---------  ---------


UTILICORP ENERGY GROUP

    The Company has two wholly-owned subsidiaries that comprise most of the Company's energy-related businesses. These subsidiaries were organized to take advantage of opportunities in the energy related marketplace. The first of these subsidiaries, Aquila, is a gas and electricity marketing, and gas supply, gathering and processing company doing business throughout most areas of North America. The second, UtilCo, invests in non-regulated electric generating assets. In addition, UEG is responsible for the management of the Company's regulated generating facilities. Aquila is included as a separate business segment, "Energy Related Businesses", in the Company's consolidated financial statements. UtilCo's operating results are primarily included in "Equity and Earnings of Investments and Partnerships" in the Company's consolidated financial statements. The operating results of the regulated generating facilities are included in the separate business segment "Electric Operations" in the Company's consolidated financial statements.

AQUILA ENERGY CORPORATION

    Aquila was established as a separate subsidiary of the Company in 1986 to take advantage of the gas marketing and transportation opportunities created by deregulation of the natural gas industry. Aquila has three business units:
Aquila Energy Marketing Corporation, Aquila Gas Pipeline Corporation ("AGP") and Aquila Power Corporation ("APC").

    Aquila has a marketing, supply and transportation network consisting of relationships with more than 1,000 gas producers and 500 local distribution companies and end-users throughout the United States, Mexico and Canada. Through more than 350 transportation agreements, Aquila has access to more than 17,500 gas receiving and delivery points on a network of 33 pipelines. From 1991 to 1995, Aquila's annual gas marketing volumes increased from 1,003 to 1,427 million cubic feet per day.


    Aquila Gas Pipeline Corporation owns and operates a 3,300-mile intrastate gas transmission and gathering network and four processing plants, located in Texas and Oklahoma, that extract and sell natural gas liquids. AGP also markets natural gas. In October 1993, Aquila sold, in an initial public offering, 5.4 million shares of AGP common stock for approximately $74.6 million representing about 18% of the outstanding stock of AGP. The Company realized a gain of approximately $47.8 million in connection with the offering. On July 1, 1996, and November 1, 1996 AGP (through AQP Holdings LP, a 98% owned subsidiary of
AGP) completed the acquisition of 15% and 25%, respectively, of the outstanding capital stock of Oasis Pipeline Company ("Oasis") and related transportation rights from Dow Hydrocarbons and Resources Inc. ("DHRI") for a total purchase price of approximately $132 million. See "Recent Developments -- Oasis Pipeline Company."



    In 1995, APC was formed as a subsidiary of Aquila to take advantage of opportunities in wholesale electricity marketing and brokering. APC received approval from the Federal Energy Regulatory Commission ("FERC") on January 11, 1995 to market electricity to wholesale customers such as utilities and municipalities. Aquila expects that the electricity marketing industry will expand rapidly as electricity futures trading is developed and the infrastructure of this industry segment is established. For the quarter ended September 30, 1996, APC's wholesale power sales totaled more than 1,938,000 MWH, ranking it among the nation's 10 largest power marketers.


UTILCO GROUP INC.

    UtilCo, formed in 1986, participates in the ownership and operation of facilities in the independent and wholesale power generation market. The goals of UtilCo are to acquire ownership positions in electric generation facilities and to earn rates of return appropriate for the evolving independent power industry. Consistent with the Company's strategy to minimize risk by diversification, UtilCo has invested in generation facilities which are geographically diverse, use a variety of fuels, and use proven technologies. Additionally, each project is a producer of competitively priced wholesale power in its geographic region and has a long-term market for its output. To date, UtilCo has made investments in 17 projects located in seven states and Jamaica, with a total net ownership of approximately 320 MW of generating capacity. All of the projects are in commercial operation, with the exception of the Jamaica project which the Company expects to enter commercial operation by the end of the year.

REGULATED GENERATING ASSETS


    UtiliCorp Energy Group also manages the Company's regulated electric supply businesses in the U.S. The group principally oversees the operations of the Company's regulated utility generating plants located in Colorado, Kansas and Missouri. Collectively, the generating plants located in these three states have the capacity to generate 1,580 megawatts ("MW") (net) of electricity. During 1995, these generating facilities produced approximately 5,596,000 MWH of electricity, equaling approximately 70% of all electricity sold domestically by the Company. UtiliCorp purchased the remaining 30% of electricity sold by the Company domestically. Of the electricity generated by the Company domestically, 87% was generated from coal fired facilities and 13% from oil or gas fired facilities.


UTILICORP ENERGY SOLUTIONS

    UtiliCorp Energy Solutions was formed to advance the Company's effort to become a leading retailer of energy and energy related products and services. The Company believes UES is positioned to provide value-added products and services to its customers. UES intends to provide consumers with increased energy efficiency, home security, appliance servicing and various other consumer oriented products that should further strengthen and expand UtiliCorp's customer relationship. In addition, the Company, through several subsidiaries, has developed alliances and entered into contracts which name UES entities as the exclusive suppliers of gas in areas that allow competition. The operating results for the businesses included in UES are not included as a separate business segment in the Company's consolidated financial statements.

ENERGYONESM

    In May 1995, UtiliCorp officially launched the EnergyOneSM brand. EnergyOneSM is a unifying name for the products and services offered by the Company. Prior to the EnergyOneSM brand launch, the Company marketed its products and services using only the local utility division name or separate subsidiary name.

    Most UtiliCorp products and services now carry the EnergyOneSM brand. EnergyOneSM is an integral part of the Company's strategy to bring brand awareness and value-added services to the industry and thereby create a platform for customer growth outside existing service territories. A sample of these value-added services is shown below:

Product & Service Category                        Description                      Product & Service Name
------------------------------------  ------------------------------------  ------------------------------------
Supply Solutions                      Assessing customers' energy needs     - AdvisorOneSM Service
                                        and providing customized solutions  -Fuel and Power Management Services
Utility Solutions                     Helping customers design, finance,    - Hot SpotSM Service
                                        build and maintain generating       - Power Services
                                        facilities                          - Special Utility Services
                                                                            - Perfect PowerSM Services
Technology & Equipment Solutions      Designing, developing and installing  - ProfileOneSM Service
                                        emerging and proven technologies    -Productivity & Efficiency Services
                                        to lower customer energy costs      -Environmental Energy Services

    In addition to developing a new portfolio of products and services in 1995, the Company invested in its marketing infrastructure and sales organization to support and sell EnergyOneSM products and services. The EnergyOneSM portfolio includes: appliance and heating, ventilation and air-conditioning installation, inspection and repair; new appliance financing; and security packages that allow consumers to use EnergyOneSM to monitor their homes for potential intruders, carbon monoxide poisoning, gas leaks and service interruptions. Management believes EnergyOneSM positions the Company to be an industry leader in creating and providing consumer services to make each consumer's home safer and more energy efficient.

    Since the launch of the EnergyOneSM brand in 1995, the Company, through its subsidiaries, has entered into gas supply contracts with commercial customers such as Ground Round Restaurants, Applebee's International, Apple South and Service Merchandise. UtiliCorp subsidiaries, under the EnergyOneSM brand, have developed alliances with The Retailers Bakery Association, The National Association of Housing Cooperatives, The Asian-American Hotel Owners Association, The Regional Energy Management Coalition (representing approximately 100 Southern California school districts) and others. These contracts and alliances allow the Company to be the exclusive provider of natural gas in areas which allow competition, as well as allowing the Company to be the electricity provider of choice as deregulation increases competition in the electric industry.

INTERNATIONAL

    The Company's international operations are managed separately from UED, UEG and UES and include electric utility operations in Australia, New Zealand and Canada, as well as gas marketing in the United Kingdom. UtiliCorp believes that its experience in foreign utility operations will enable the Company to more effectively manage increased competition in its domestic gas and electric operations.


    In September, 1995, UtiliCorp purchased a 49.9% interest in United Energy for approximately $257.9 million. United Energy is one of the three major electric distribution utilities serving the metropolitan Melbourne, Australia area. United Energy's service territory includes 533,000 customers.

    During 1995, UNZ purchased a 27.5% ownership interest in PNZ for approximately $107.1 million, which was subsequently increased to 29.4% through various purchases in 1996. PNZ serves 216,000 customers in the Auckland, New Zealand metropolitan area and is the second largest electric distribution utility in New Zealand. UNZ also owns a 39% interest in WEL, an electric distribution utility serving 65,000 customers in the Waikato region of New Zealand.



    UtiliCorp operates an electric utility serving approximately 82,000 customers in British Columbia, Canada through WKP. WKP generates approximately 50% of its electricity needs from hydroelectric power and purchases the remainder. WKP has some of the lowest generation costs in North America due to the efficiency of hydroelectric power.



    The Company has various natural gas marketing operations that sell natural gas to wholesale and industrial customers in the United Kingdom. These operations consist of United Gas Limited and joint ventures with two regional electric companies.


COMPETITIVE POSITION

    UtiliCorp believes that it is well-positioned to take advantage of the opportunities presented by an increasingly deregulated and competitive market for the generation and sale of electricity and by the convergence of the markets for gas and electricity into a market for energy and energy services. UtiliCorp believes that its competitive advantages include:

    PRICE POSITION. The Company believes that, overall, its natural gas and electricity is competitively priced within the geographic regions it serves. In the year ended December 31, 1995, the Company's average billed bundled gas sale per thousand cubic feet was $4.74 per residential customer, $4.13 per commercial customer and $3.56 per industrial customer. In the year ended December 31, 1995, the Company's average billed electric sales per kilowatt hour was 6.9 CENTS per residential customer, 6.0 CENTS per commercial customer and 4.0 CENTS per industrial customer.


    DIVERSE ELECTRIC  GENERATION FUEL  MIX.   Approximately 69%  of  UtiliCorp's
electric generating capacity is coal-fired. In 1995, the fuel mix of the remaining generation was 21% hydro (all located in Canada) and 10% gas and oil. The Company purchased approximately 39% of its North American electricity requirements in 1995. UtiliCorp neither owns nor operates nuclear generating facilities.



    DIVERSITY OF OPERATIONS AND CUSTOMERS SERVED. In the year ended December 31, 1995, North American gas and electric sales were derived from eight different states and one Canadian province, with no more than 27% of the combined gas and electric sales from a single jurisdiction. In the year ended December 31, 1995, UtiliCorp's gas and electric utility sales were $616.8 million and $577.7 million, respectively. In the year ended December 31, 1995, sales from gas operations were derived from residential, commercial and industrial/other customers, 59%, 25% and 16%, respectively and sales from electric operations were derived from residential, commercial and industrial/other customers, 44%, 28% and 28%, respectively.


    GAS AND ELECTRICITY MARKETING CAPABILITY. The Company believes that many of the skills necessary to compete in the energy market of the future reside in the marketing and brokering of gas and electricity. Aquila is a significant and profitable gas marketer and in 1995 had gas marketing volumes of 1,427 million cubic feet per day. In 1995, Aquila formed an electricity marketing subsidiary, APC, allowing the Company to provide both natural gas and electric power commodity services to its wholesale customers from an integrated wholesale marketing perspective.

    INNOVATIVE  MANAGEMENT.   UtiliCorp  has  assembled a  management  team with
significant experience both inside and outside the traditional electric and gas utility industry, including telecommunications, airlines and consumer products.

STRATEGY

    The domestic electric industry has become substantially more competitive as federal and state regulators and legislators continue to take steps toward deregulation. With the passage of the Public Utility Regulatory Policies Act of 1978 and the National Energy Policy Act of 1992, the electric utility industry has already experienced a significant increase in the level of competition in the market for the generation and sale of electricity. In addition, in 1996, the FERC issued Order 888, dealing primarily with open access to transmission lines and recovery of stranded costs, which the Company believes will further increase competition in the electric industry.

    The competitive forces affecting the domestic electric industry have also affected the domestic gas industry. In 1992, FERC Order 636 shifted gas supply responsibilities from traditional pipeline company sources to distribution utilities and allowed customers to bypass a gas distribution utility's system by directly connecting to a transportation pipeline. FERC Order 636 allowed customers to negotiate separately for their supplies of gas.

    To address future competitive challenges, UtiliCorp began, over two years ago, to review its competitive position and opportunities. The Company assembled a team of approximately 100 employees to assist in the development of UtiliCorp's strategy to become a multinational provider of energy solutions to its customers. Key elements of this strategy include:

    ALIGNMENT OF BUSINESSES TO ADDRESS A CHANGING COMPETITIVE ENVIRONMENT. UtiliCorp realigned its businesses during 1995 into four business groups, UED, Power Services, Energy Resources and Marketing Services in order to more efficiently and effectively serve its markets and customers. Recently, the Company combined Power Services and Energy Resources into UEG and transitioned Marketing Services into a system-wide enterprise support function. The Company has also realigned its non-regulated retail activities under UES.

    CONTINUED OPERATIONAL EXCELLENCE. In 1995, the Company began centralizing business support functions previously performed separately by the operating divisions. More than 200 employees in support functions moved to Kansas City and almost 2,000 employees are doing jobs today that are significantly different than a year ago. Management continues to focus closely on the overall cost position of the Company.

    UNIFYING ENERGYONESM BRAND. In 1995, the Company introduced a unifying brand name, EnergyOneSM, under which it is implementing its strategy to market products and services to consumers nationwide. EnergyOneSM was the first national brand in the electric and gas industries. The Company believes that this strategy will improve the Company's already strong competitive position in an increasingly deregulated environment.

    PURSUIT AND EXPLOITATION OF NEW TECHNOLOGY. UtiliCorp is seeking new technologies to complement and enhance its portfolio of energy related products and services. Examples include the Company's partnership with Novell, Inc. to develop certain technologies and products to better manage energy consumption in home and business environments and the Company's recently signed three year licensing agreement with Adaptive Networks, Inc. that provides UtiliCorp access to advanced powerline communications technologies.

    EMPLOYEE OWNERSHIP AND COMMITMENT. Approximately 95% of the Company's employees own stock in UtiliCorp. UtiliCorp management and employees own approximately 12% of the Company's stock and a significant component of senior management's compensation is related to the financial performance of the Company. Management believes that employee-owners are more likely to create value for customers and shareholders as a result of their personal interest in the success of the Company.

    MERGERS AND ACQUISITIONS. Growth through mergers and acquisitions has been a major part of UtiliCorp's strategy for more than a decade. With over $1.6 billion of investments, mergers or acquisitions completed, the Company believes it has become a more capable and diversified energy provider. Several years ago, UtiliCorp expanded its growth strategy to include foreign markets, concentrating on opportunities in English-speaking countries such as Australia, New Zealand, the United Kingdom, and Canada.

CERTAIN FORWARD-LOOKING INFORMATION



    This Prospectus contains certain forward-looking statements which are based on various assumptions. These assumptions involve judgments with respect to various factors, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, while the Company believes that such assumptions are reasonable, there can be no assurance that such assumptions will approximate actual experience and actual results could differ materially from those predicted. The following are important factors that could cause the Company's actual results to differ materially from present expectations or beliefs: (a) future economic conditions in the regional, national and international markets in which the Company competes; (b) weather conditions; (c) financial market conditions, including, but not limited to, changes in interest rates; (d) changing competition, including, but not limited to, the deregulation of the United States electric utility industry and the entry of new competitors;
(e) the ability to carry out marketing and sales plans; (f) the ability to enter new markets successfully and capitalize on growth opportunities in non-regulated businesses; and (g) adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters.


                              RECENT DEVELOPMENTS

TERMINATION OF MERGER AGREEMENT

    On September 17, 1996, Kansas City Power & Light Company ("KCPL") terminated the Amended and Restated Agreement and Plan of Merger (the "Agreement") among KCPL, KC Merger Sub, Inc., the Company and KC United Corp., which would have provided for the merger of the Company and KCPL.


    Since KCPL's shareholders did not approve the merger between KCPL and the Company, KCPL was required to pay the Company $5 million. The Company received this termination payment on September 19, 1996. In connection with the termination of the Agreement the Company recorded against third quarter earnings a pre-tax charge of approximately $11.0 million ($6.8 million after-tax or $.14 per fully diluted common share), net of the termination fee payment.


ISSUANCE OF SENIOR NOTES

    On October 23, 1996, the Company issued $100 million of unsecured Senior Notes ("Senior Notes"). The Senior Notes bear an interest rate of 6.7% and will mature on October 15, 2006. The proceeds of the issuance were used to reduce short-term debt incurred for acquisitions, construction and debt retirements and for general corporate purposes.

OASIS PIPELINE COMPANY


    On July 1, 1996,  AGP (through AQP  Holdings LP, a  98% owned subsidiary  of
AGP) acquired 15% of the outstanding capital stock of Oasis Pipeline Company (Oasis) and related transportation rights from DHRI for approximately $48 million. Oasis consists of an approximately 600-mile pipeline system and is in proximity to many of AQP's existing gathering systems. On November 1, 1996 AGP acquired another 25% of Oasis' common stock for approximately $84 million. The transportation rights related to the 40% capital stock acquisitions currently amount to approximately 320 million cubic feet per day of firm intrastate transportation from the Waha hub (located in west Texas) to the Katy hub (located in east Texas) and include the opportunity to utilize excess capacity on an interruptible basis. In addition, AGP and DHRI have entered into a long-term gas supply agreement whereby AGP will supply DHRI with 100 million British thermal units per day of gas supply in the Katy, Texas area at market rates.



SHAREHOLDER RIGHTS PLAN



    On November 6, 1996, the Board of Directors of the Company adopted a Shareholder Rights Plan pursuant to which, subject to regulatory approval, holders of Common Stock outstanding on December 31, 1996 or issued thereafter will receive one preference share purchase right attributable to each share of UtiliCorp United Inc. Common Stock. See "Description of Common Stock -- Shareholder Rights Plan".

RECENT OPERATING RESULTS



    On November 7, 1996 the Company announced that for the third quarter ended September 30, 1996, its earnings available for common shares were $13.6 million. Earnings available for common shares in the third quarter of 1995 were $32.4 million. Excluding each period's significant non-recurring items, earnings for the 1996 quarter compared to the 1995 quarter were $20.4 million versus $18.2 million.



    The third quarter 1996 results include an $11.0 million pre-tax ($6.8 million after-tax) charge against earnings related to the Company's terminated merger with KCPL. The after-tax effect of this change reduced primary earnings per common share by $.15. Results for the 1995 third quarter were increased $15.9 million ($.36 per common share) to reflect an accounting change offset in part by a $1.7 million ($.04 per common share) decrease to reflect the sale of the Company's oil and gas production assets.



    Primary earnings per common share for the 1996 quarter were $.29, compared to $.72 for the 1995 quarter. Excluding each period's significant non-recurring items, the 1996 quarter primary earnings per common share were $.44, compared to $.40 for the 1995 quarter.


                     USE OF PROCEEDS AND FINANCING PROGRAM

    The net proceeds of this offering will be used to reduce the Company's outstanding short-term debt incurred for acquisitions, construction and debt retirements and for general corporate purposes.

    At September 30, 1996, the Company had outstanding short-term borrowings (excluding current maturities) of approximately $340.9 million with a weighted average interest cost of 5.44%.


    The Company's utility construction expenditures amounted to approximately $109.4 million for the year ended December 31, 1995. Expenditures for non-regulated generating assets, energy related businesses, international businesses and other purposes totalled approximately $730.0 million for the year ended December 31, 1995. Through September 30, 1996, the Company had expended approximately $82.5 million for utility construction in addition to approximately $147.0 million for investments in energy related and international businesses and other purposes. The Company anticipates that cash provided from operating activities will be sufficient to meet total cash requirements during the 1997-2000 forecast period, excluding requirements for acquisitions, non-regulated investments and debt retirements.


    As discussed under "The Company", UtiliCorp is actively seeking to make investments in and acquisitions of utility and other energy related properties. Such acquisitions and investments, if made, may require additional permanent financings. The nature and amount of such financings will depend on, among other things, market conditions at the time of the financings.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

    Cash dividends on the Common Stock of the Company and its predecessor have been paid each year since 1939.

    The current policy of the Board of Directors of the Company (the "Board of Directors") is to pay cash dividends on the Common Stock on a quarterly basis. Future cash dividends will necessarily be dependent upon the policies of the Board of Directors and the Company's earnings, financial condition and other factors. See "Description of Common Stock" for certain restrictions upon the payment of cash dividends.

    The Company has a Dividend Reinvestment and Common Stock Purchase Plan (the "Plan") pursuant to which shareholders may automatically reinvest Common Stock cash dividends in shares of the Company's Common Stock. The Plan currently provides for reinvestment at 95% of applicable market prices. Investors and existing shareholders may make optional cash purchases of Common Stock at 100% of applicable market prices in amounts up to $10,000 per month.

    The graph below illustrates the cash dividends per common share paid to shareholders since 1984.

                       UTILICORP UNITED DIVIDEND HISTORY

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           UTILICORP UNITED
           Dividend History
1984                  $0.64
1985                  $0.77
1986                  $0.87
1987                  $0.93
1988                  $1.04
1989                  $1.42
1990                  $1.46
1991                  $1.54
1992                  $1.60
1993                  $1.62
1994                  $1.70
1995                  $1.72
1996                  $1.76

------------

* On November 6, 1996, the Company's Board of Directors declared a quarterly dividend of $.44 to be paid on December 12, 1996 to shareholders of record on November 27, 1996.

    UtiliCorp's Common Stock is listed on the New York, Pacific and Toronto Stock Exchanges and is traded under the symbol UCU. The reported price range of the Common Stock on the composite tape and dividends paid are shown in the following table for the periods indicated.


                                                                                               SALE PRICES
                                                              QUARTERLY CASH                -----------------
                                                                 DIVIDENDS              HIGH                   LOW
                                                              ---------------         -------                 ------
1994:
  First Quarter.............................................     $     .42      $      31   7/8        $      28  3/4
  Second Quarter............................................           .42             31   1/2               27  3/4
  Third Quarter.............................................           .43             29   3/4               25  7/8
  Fourth Quarter............................................           .43             27   7/8               25  1/8
                                                                     -----
                                                                 $    1.70
                                                                     -----
                                                                     -----
1995:
  First Quarter.............................................     $     .43      $      29   1/2        $      26  3/8
  Second Quarter............................................           .43             29                     27  1/4
  Third Quarter.............................................           .43             28   1/2               26  5/8
  Fourth Quarter............................................           .43             29   5/8               27  1/2
                                                                     -----
                                                                 $    1.72
                                                                     -----
                                                                     -----
1996:
  First Quarter.............................................     $     .44      $      30   1/2        $      28  1/4
  Second Quarter............................................           .44             29   1/8               25  3/4
  Third Quarter.............................................           .44             29   1/8               26  1/2
  Fourth Quarter (through November 7, 1996)*................           .44             28   1/4               27
                                                                     -----
                                                                 $    1.76
                                                                     -----
                                                                     -----


------------


* Reflects dividend payable on December 12, 1996 to shareholders of record on November 27, 1996.


    For a recent closing sale price of the Common Stock, as reported on the New York Stock Exchange, see the cover page hereof.


    On November 6, 1996, the Company had 40,949 common shareholders of record.

                                 CAPITALIZATION


    The following table sets forth the unaudited capitalization of the Company as of September 30, 1996, and adjusted at that date to reflect: (a) the sale of the 5,250,000 shares of Common Stock offered pursuant to the offering (assuming net proceeds to the Company of $26.25 per share and assuming the Underwriters' over-allotment option is not exercised), (b) the issuance of $100 million Senior Notes completed on October 23, 1996 as discussed under "Recent Developments",
(c) the acquisition of a 25% interest in Oasis Pipeline on November 1, 1996 as described under "Recent Developments" and (d) the application of the net proceeds as described under "Use of Proceeds and Financing Program."



                                                                                  AS OF SEPTEMBER 30, 1996*
                                                                            --------------------------------------
                                                                                               AS ADJUSTED
                                                                                        --------------------------
                                                                                                          %
                                                                              ACTUAL     AMOUNT    CAPITALIZATION
                                                                            ----------  ---------  ---------------
                                                                                (IN MILLIONS)
First Mortgage Bonds......................................................  $     20.6  $    20.6
Pollution Control Bonds...................................................        12.3       12.3
Senior Notes..............................................................       912.5    1,012.5
Convertible Subordinated Debentures.......................................         7.5        7.5
Secured Debentures........................................................        68.7       68.7
Other Obligations (1).....................................................       351.3      351.3
                                                                            ----------  ---------
  Total Long-Term Debt....................................................  $  1,372.9  $ 1,472.9            54%
                                                                            ----------  ---------
Preference Stock, without par value, authorized 10,000,000 shares, outstanding:.............................................................
  Not mandatorily redeemable, 1,000,000 shares $2.05 Series...............        25.0       25.0             1%
                                                                            ----------  ---------
Preferred Stock of Subsidiary.............................................          .4         .4        --
                                                                            ----------  ---------
Company-Obligated Mandatorily Redeemable, Preferred Securities of a
 Partnership..............................................................       100.0      100.0             4%
                                                                            ----------  ---------
Common Shareholders' Equity
  Common Stock, par value $1 per share, authorized 100,000,000 shares,
   outstanding 47,047,376 and 52,297,376 shares...........................        47.0       52.3
  Class A Common Stock, par value $1 per share, authorized 20,000,000
   shares, none outstanding...............................................          --         --
  Premium on Capital Stock................................................       830.9      963.1
  Retained Earnings.......................................................       120.8      120.8
  Treasury Stock, at cost.................................................       (11.0)     (11.0)
  Translation Adjustment..................................................        (4.0)      (4.0)
                                                                            ----------  ---------
    Total Common Shareholders' Equity.....................................       983.7    1,121.2            41%
                                                                            ----------  ---------         -----
      Total Capitalization................................................  $  2,482.0  $ 2,719.5           100%
                                                                            ----------  ---------         -----
                                                                            ----------  ---------         -----
Short-Term Debt, Including Current Maturities.............................  $    356.0  $   202.5
                                                                            ----------  ---------
                                                                            ----------  ---------


------------
*   Unaudited


(1) Includes $237.3 million of obligations denominated in Australian dollars and $73.4 million of obligations denominated in New Zealand dollars.

                         SELECTED FINANCIAL INFORMATION
                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

    The following selected financial data of UtiliCorp should be read in conjunction with the financial statements and notes thereto incorporated by reference into this Prospectus and in conjunction with the "Recent Developments" section.

                                                                        YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------------------
                                                            1995       1994       1993       1992       1991
                                                          ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Sales (1).............................................  $ 2,798.5  $ 2,398.1  $ 2,746.1  $ 2,339.0  $ 1,726.2
  Income from Operations (2)(3).........................      225.1      228.0      144.0      165.4      192.7
  Net Income (4)........................................       79.8       94.4       86.4       52.9       77.6
  Earnings Available for Common Shares..................       77.7       91.4       79.5       46.0       69.8
  Primary Earnings Per Common Share.....................       1.72       2.08       1.95       1.32       2.37
  Fully Diluted Earnings Per Common Share...............       1.71       2.06       1.92       1.31       2.27
  Cash Dividends Per Common Share.......................       1.72       1.70       1.62       1.60       1.54


                                                                                           TWELVE MONTHS ENDED
                                                                                           SEPTEMBER 30, 1996*
                                                                                         ------------------------
                                                                                         PRO FORMA (5)   ACTUAL
                                                                                         -------------  ---------
  Sales................................................................................    $ 3,606.0    $ 3,606.0
  Income from Operations (6)...........................................................        181.6        181.6
  Net Income (7).......................................................................         90.7         85.3
  Earnings Available for Common Shares.................................................         88.6         83.2
  Primary Earnings Per Common Share....................................................         1.72         1.79
  Fully Diluted Earnings Per Common Share..............................................         1.71         1.79
  Cash Dividends Per Common Share......................................................         1.75         1.75



                                 AS OF SEPTEMBER 30, 1996*
                                 -------------------------                    AS OF DECEMBER 31
                                  AS ADJUSTED               -----------------------------------------------------
                                      (8)         ACTUAL      1995       1994       1993       1992       1991
                                 --------------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Total Assets.................    $  4,045.8    $ 3,961.8  $ 3,885.9  $ 3,111.1  $ 2,850.5  $ 2,552.8  $ 2,387.3
  Short-Term Debt (Including
   Current Maturities).........         202.5        356.0      303.7      321.2       71.8      236.8      114.5
  Long-Term Debt...............       1,472.9      1,372.9    1,355.4      976.9    1,009.7      890.8      928.1
  Preference and Preferred
   Stock (9)...................         125.4        125.4      125.4       25.4       83.9       95.1       97.1
  Common Shareholders'
   Equity......................       1,121.2        983.7      946.3      906.8      851.7      661.1      660.7
  Book Value Per Common
   Share.......................    $    21.44    $   20.91  $   20.59  $   20.24  $   20.27  $   18.66  $   19.18


------------------------
*   Unaudited


(1) In 1995, the Company changed its method of accounting for domestic natural gas trading operations to the mark-to-market method. This change in accounting increased sales and income from operations by $29.8 million, net income by $18.3 million ($.40 per fully diluted share) and total assets by $201.9 million. This change in accounting has been reflected from January 1, 1995. The effect on prior periods was not material.



(2) In 1993, Aquila recorded a $69.8 million pre-tax restructuring charge ($45.0 million after-tax) against earnings ($1.02 per fully diluted share) related to a change in strategic direction.



(3) In 1995, the Company recorded a $34.6 million pre-tax charge ($19.6 million after-tax, or $.43 per fully diluted share) related to impaired assets.

(4) In 1993, Aquila sold 18% of AGP in an initial public offering resulting in a non-taxable gain of $47.8 million ($1.08 per fully diluted share).


(5) The pro forma financial data give effect to: (a) the sale of 5,250,000 shares of Common Stock offered pursuant to the offering (assuming net proceeds to the Company of $26.25 per share and assuming the Underwriters' over-allotment option is not exercised) and (b) the application of the net proceeds as described under "Use of Proceeds and Financing Program" as though they had occurred at the beginning of the period indicated. The pro forma income statement impact for the issuance of $100 million of Senior Notes as described in the "Recent Developments" has been excluded due to immateriality.



(6) In the third quarter of 1996, the Company expensed $11.0 million of deferred merger costs. See "Recent Developments".



(7) In 1996, the Company recorded an $11.8 million after-tax gain ($.25 per fully diluted share) primarily from the effects of a sales lease transaction at a UtilCo partnership.



(8) The as adjusted financial data give effect to: (a) the sale of the 5,250,000 shares of Common Stock offered pursuant to the offering (assuming net proceeds to the Company of $26.25 per share and assuming the Underwriters' over-allotment option is not exercised); (b) the application of the net proceeds as described under "Use of Proceeds and Financing Program"; (c) the pro forma balance sheet impact for the issuance of $100 million of Senior Notes as described in the "Recent Developments"; and (d) the acquisition of an additional 25% ownership interest in Oasis Pipeline Company as described in "Recent Developments".



(9) Includes $100 million of Company-obligated mandatorily redeemable preferred securities of a partnership, $25 million preference stock and approximately $400,000 preferred stock of a Company subsidiary.

                          DESCRIPTION OF COMMON STOCK

    The following description of the terms of the Common Stock sets forth general terms and provisions of the Company's Common Stock and does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), and the Company's Michigan Gas Utilities Indenture, dated as of July 1, 1951, as amended and supplemented (the "MGU Indenture"), securing the first mortgage bonds issued by Michigan Gas Utilities Company under the MGU Indenture and assumed by the Company in connection with its acquisition of Michigan Gas Utilities Company.

    The total number of shares of capital stock which the Company has authority to issue is 130,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $1 per share, 10,000,000 shares of Preference Stock, without par value, and 20,000,000 shares of Class A Common Stock, par value $1 per share (the "Class A Common Stock").

DIVIDEND RIGHTS AND LIMITATIONS

    Subject to the limitations referred to below and to the preferential dividend rights of the Company's Preference Stock, dividends may be declared on the Common Stock out of funds legally available therefor.


    Cash dividends on and acquisition of the Company's capital stock are restricted by provisions of the Company's MGU Indenture, and by the Preference Stock provisions of the Certificate of Incorporation. Under the most restrictive of these provisions, contained in the MGU Indenture, the Company may not declare or pay any dividend (other than a dividend payable in shares of its capital stock), whether in cash, stock or otherwise, or make any other distribution, on or with respect to any class of its capital stock, or purchase or otherwise acquire any shares of any class of its capital stock if, after giving effect thereto, the sum of (i) the aggregate amount of all dividends declared and all other distributions made (other than dividends declared or distributions made in shares of its capital stock) on shares of its capital stock, of any class, subsequent to December 31, 1984, plus (ii) the excess, if any, of the amount applied to or set apart for the purchase or other acquisition of any shares of its capital stock, of any class, subsequent to December 31, 1984, over such amounts as shall have been received by the Company as the net cash proceeds of sales of shares of its capital stock, of any class, subsequent to December 31, 1984, would exceed the sum of the net income of the Company since January 1, 1985, plus $50 million. In addition, the Company may not declare such dividends unless it maintains a tangible net worth of at least $250 million and the aggregate principal amount of its outstanding indebtedness does not exceed 70% of its capitalization. None of the Company's retained earnings was restricted as to payment of cash dividends on its capital stock as of September 30, 1996.


VOTING RIGHTS

    The holders of Common Stock are entitled to one vote for each share held of record, and are entitled under the Certificate of Incorporation to cumulative voting in the election of directors. The Board of Directors is divided into three classes and each year one class is elected to serve a three-year term. Such classification increases the number of votes necessary under cumulative voting to elect a director.

    If dividends on the Preference Stock (which are cumulative) are in default in an amount equal to one and one-half times an annual dividend or more, holders of the Preference Stock, voting separately as a class, are entitled to elect two directors until all dividend arrearages have been paid.

    The consent of the holders of either a majority or two-thirds of the outstanding shares of Preference Stock (depending on the matter) is required to effect such matters as the creation or authorization of any stock ranking prior thereto or on a parity therewith, the creation of authorization of any securities convertible into shares of stock ranking prior thereto or on a parity therewith, or any increase in the total authorized amount of Preference Stock or of any class of stock ranking prior thereto or on a parity therewith.

CHANGE IN CONTROL AND BUSINESS TRANSACTION PROVISIONS

    The Certificate of Incorporation (i) provides for the classification of directors, with three-year staggered terms, and a requirement of an affirmative vote of 80% of the outstanding shares of Common Stock to remove the entire Board of Directors; (ii) requires an affirmative vote of 80% of the outstanding shares of Common Stock (or the approval of two-thirds of the directors) to change the provisions of the Bylaws relating to the classified Board of Directors; and (iii) requires the affirmative vote of 80% of the outstanding shares of Common Stock to approve certain Business Transactions (as defined therein) with a Related Person (defined below), unless approved by a majority vote of the Continuing Directors (as defined therein) or unless a certain minimum price requirement is met. Such provisions may have significant effects on the ability of stockholders of the Company to change the composition of an incumbent Board of Directors or to benefit from certain transactions which are opposed by an incumbent Board of Directors.

    The term "Related Person" is defined in the Certificate of Incorporation to include a security holder who owns 20% or more of the outstanding shares of the Common Stock. The above provisions dealing with Business Transactions involving the Company and a Related Person may discriminate against a security holder who becomes a Related Person by reason of ownership of such amount of Common Stock.

CLASS A COMMON STOCK

    The Board of Directors, without further action by the stockholders, may issue Class A Common Stock from time to time, in one or more series, and by resolution may fix the voting powers (full or limited, or no voting powers) and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the Class A Common Stock of each such series, including (a) the distinctive designation of each series and the number of shares that will constitute each series, (b) the dividend rate, or manner of determination of the dividend, for such series, (c) the price at which, and the terms and conditions upon which, the shares of such series may be made redeemable, (d) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series, (e) the preferential amount payable upon each share of such series in the event of the liquidation, dissolution or winding up of the Company, (f) the voting rights, if any, of shares of such series, (g) the terms and conditions, if any, upon which shares of such series may be converted into shares of other classes or series of shares of the Company or other securities, (h) the relative rights of priority of each series of Class A Common Stock as to dividends and assets, and (i) any other special rights, or powers, preferences and privileges, and qualification or limitation thereof.

    The Board of Directors may issue a series with rights more or less favorable with respect to dividends, liquidation and voting than those held by the holders of the Common Stock. The Class A Common Stock may also be used as an anti-takeover device by the Company since the Class A Common Stock may be issued with "super voting" rights and placed in the control of parties friendly to the current management, thus prolonging management's control of the Company. The New York Stock Exchange has in effect a rule which restricts the ability of the Company to issue Class A Common Stock with such super voting rights. There are no shares of Class A Common Stock issued or outstanding on the date hereof and the Company has no present intention of issuing such shares.


SHAREHOLDER RIGHTS PLAN



    The Company has adopted, subject to obtaining certain regulatory approvals, a Shareholder Rights Plan pursuant to which holders of Common Stock outstanding on December 31, 1996 or issued thereafter have been granted one preference share purchase right (a "Right") attributable to each share of Common Stock. The following description of the Rights is not intended to be complete and is qualified in its entirety by reference to the form of Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York incorporated by reference in this Prospectus. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.



    Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase one one-thousandth (1/1000th) of a share of Series A Participating Cumulative Preference Stock of the Company, no par value (the "Preference Stock"), at a purchase price of $115, subject to certain adjustments and other specified conditions. Initially, the Rights will be evidenced by the certificates of Common Stock of the Company, registered in the names of the holders thereof and will be transferred with and only with the Common Stock.

    The Rights become exercisable upon the occurrence of a Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's acquiring beneficial ownership of more than 15% of the outstanding Common Stock (such Person being called an "Acquiring Person"), and (ii) the tenth business day after the first date of public announcement by the Company that a Person has become an Acquiring Person (the "Flip-in Date") or such other date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date. The definition of "Acquiring Person" excludes certain persons, including certain persons which inadvertently acquire beneficial ownership of more than 15% of the outstanding Common Stock provided that such Person promptly agrees to divest and does promptly divest sufficient shares of Common Stock to reduce such Person's percentage of beneficial ownership below 15%.



    In the event that a Flip-in Date occurs, each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such that gave rise to the Flip-in Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights have become void) will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.



    Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preference Stock, at a ratio of one one-thousandth of a share of Preference Stock for each share of Common Stock so issuable.



    In the event that the Company is acquired in a merger or other similar business combination entered into while the Acquiring Person is in control of the Board of Directors of the Company or 50% or more of the Company's assets or assets representing 50% or more of the Company's operating income or cash flow are transferred to an Acquiring Person or affiliate thereof, the Company shall take such action as necessary to ensure that the Rights will "flip-over" and entitle each holder of a Right to purchase capital stock of the acquiring corporation having a market value equal to twice the purchase price of the Preference Stock otherwise purchaseable pursuant to a Right.



    At any time prior to the earlier of a Flip-in Date and the tenth anniversary of the Rights Agreement, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances the Rights Plan may be amended from time to time by the Board of Directors of the Company without approval of the Company's shareholders.



    After the first date of public announcement by the Company that there is an Acquiring Person and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, the Board of Directors of the Company may elect to exchange each Right (other than Rights owned by the Acquiring Person) for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.



    The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without Board approval. The Rights will not interfere with any merger or other business combination with a third party approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to a Flip-in Date, redeem all but not less than all of the then outstanding Rights as described above.


MISCELLANEOUS

    The outstanding Common Stock of the Company is, and the Common Stock offered pursuant to the offering when issued and paid for will be, fully paid and non-assessable. Holders of Common Stock do not have any preemptive rights. On liquidation, after payment of the liquidation preferences of the Preference Stock, the holders of the Common Stock will be entitled to receive all amounts remaining for distribution to stockholders.

    The Co-Transfer Agents for the Common Stock are First Chicago Trust Company of New York, New York, New York, UMB Bank, N.A., Kansas City, Missouri and The R-M Trust Company, Toronto, Ontario, Canada. The Registrar for the Common Stock is First Chicago Trust Company of New York, New York, New York.

    The outstanding shares of the Common Stock are, and the shares of Common Stock offered pursuant to the offering will be, listed on the New York, Pacific and Toronto Stock Exchanges.

                                  UNDERWRITING

    Under the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase and the Company has agreed to sell to each Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below:

             NAME                                                                      NUMBER OF SHARES
-------------------------------------------------------------------------------------  -----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...............................................................
Dean Witter Reynolds Inc.............................................................
Goldman, Sachs & Co..................................................................
J.P. Morgan Securities Inc...........................................................
PaineWebber Incorporated.............................................................

                                                                                       -----------------
          Total......................................................................       5,250,000
                                                                                       -----------------
                                                                                       -----------------

    The Company has been advised by the Representatives that the Underwriters propose to offer part of the shares to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which
represents a concession not in  excess of $                 per share below  the
public offering price. The Underwriters may allow, and such dealers may reallow,
a  concession not  in excess of  $                   per share  to certain other
underwriters or to certain other brokers or dealers. The nature of the Underwriters' obligations is such that they are committed to take and pay for all of the shares of Common Stock offered hereby if any are taken, provided that, under circumstances involving a default of any of the Underwriters, less than all of the Common Stock offered hereby may be purchased.

    The Company has granted an option to the Underwriters, exercisable within 30 days after the date of the Underwriting Agreement to purchase up to a maximum of 750,000 additional shares of Common Stock at the same price per share that the Company will receive for shares being purchased by the Underwriters. The Underwriters may purchase such shares only to cover over-allotments made in connection with the sale of the 5,250,000 shares shown in the foregoing table. If the Underwriters purchase any of the additional shares of Common Stock which are subject to the over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it as shown in the foregoing table bears to 5,250,000.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Company has agreed that, for a period of 120 days after the date of this Prospectus, it will not, without the prior written consent of the Representatives, offer for sale, sell or otherwise dispose of any shares of Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock or other securities convertible into shares of Common Stock (other than shares of Common Stock and options issuable pursuant to Company employee and director plans and Company dividend and interest reinvestment and stock purchase plans).


    Certain of the Underwriters and their affiliates have, from time to time, provided and may in the future provide commercial and investment banking services to the Company and its affiliates.

                                 LEGAL OPINIONS

    The legality of the shares offered pursuant to the offering will be passed upon for the Company by Blackwell Sanders Matheny Weary & Lombardi L.C., Two Pershing Square, 2300 Main Street, Kansas City, Missouri 64108, and for the Underwriters by Milbank, Tweed, Hadley & McCloy, 1 Chase Manhattan Plaza, New York, New York 10005. Milbank, Tweed, Hadley & McCloy from time to time provides legal services to the Company.

                                    EXPERTS

    The consolidated financial statements and schedules included in the Company's Annual Report on Form 10-K for the years ended December 31, 1995, 1994 and 1993, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of United Energy included in the Company's Form 8-K/A, dated April 1, 1996, for the period 11 May 1994 to 30 June 1995, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                     [LOGO]

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS
                                   PROSPECTUS


                                                    PAGE
                                                    -----
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           2
Prospectus Summary.............................           3
The Company....................................           6
Recent Developments............................          12
Use of Proceeds and Financing Program..........          13
Common Stock Dividends and Price Range.........          14
Capitalization.................................          16
Selected Financial Information.................          17
Description of Common Stock....................          19
Underwriting...................................          23
Legal Opinions.................................          24
Experts........................................          24


                                5,250,000 SHARES

                                     [LOGO]

                                [UtiliCorp Logo]

                                  COMMON STOCK

                               "$1.00 PAR VALUE"

                                ----------------

                                   PROSPECTUS

                              -------------------

                              MERRILL LYNCH & CO.
                           DEAN WITTER REYNOLDS INC.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                            PAINEWEBBER INCORPORATED

                                          , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is an itemized statement of estimated expenses to be paid by the Registrant in connection with the issuance and sale of the Common Stock being registered.

Securities and Exchange Commission registration fee...............  $  50,455
Stock Exchange listing fees.......................................     21,000
Blue Sky fees and expenses........................................      5,000
Accounting fees and expenses......................................     25,000
Printing fees.....................................................    160,000
Legal fees and expenses...........................................     50,000
Transfer Agent and Registrar fees.................................      5,000
Miscellaneous.....................................................     33,545
                                                                    ---------
    Total.........................................................  $ 350,000
                                                                    ---------
                                                                    ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law confers broad powers upon corporations incorporated in that State with respect to indemnification of any person against liabilities incurred by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other business entity. The provisions of Section 145 are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

    The Certificate of Incorporation of the Company contains a provision that eliminates the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law.

    There is in effect for the Company a dual phase insurance policy providing directors and officers with indemnification, subject to certain exclusions and to the extent not otherwise indemnified by the Company, against loss (including expenses incurred in the defense of actions, suits or proceedings in connection therewith) arising from any negligent act, error, omission or breach of duty while acting in their capacity as directors and officers of the Company. The policy also reimburses the Company for liability incurred in the indemnification of its directors and officers.

    There is also in effect a Bylaw provision entitling officers and directors to be indemnified by the Company against costs or expenses, attorneys' fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Company, to which such persons are made or threatened to be made a party, by reason of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of a quorum of disinterested directors, or (ii) if such quorum is not obtainable or, if obtainable, a majority thereof so directs, by independent legal counsel, or
(iii) by the stockholders of the Company, upon a determination that the person seeking indemnification acted in good faith and in the manner that he or she reasonably believed to be in or not opposed to the Company's best interest, or, if the action is criminal in nature, upon a determination that the person seeking indemnification had no reasonable cause to believe that such person's conduct was unlawful. This provision also requires the Company, upon authorization by the Board of Directors, to advance costs and expenses, including attorneys' fees, reasonably incurred in defending such actions; provided, that any person seeking such an advance first provide the Company with an undertaking to repay any amount as to which it may be determined such person is not entitled.

ITEM 16.  EXHIBITS.


  EXHIBIT                                                           DESCRIPTION
------------             --------------------------------------------------------------------------------------------------
**1                  --  Form of Underwriting Agreement.
 *2(a)               --  Asset Purchase Agreement, dated August 7, 1995, between Power Partnership PTY LTD and United
                          Energy Limited. (Exhibit 2.1 to UtiliCorp United Inc.'s Current Report on Form 8-K, dated
                          September 13, 1995.)
 *2(b)               --  Asset Sale Agreement, dated August 7, 1995, between United Energy Limited and Power Partnership
                          PTY LTD. (Exhibit 2.2 to UtiliCorp United Inc.'s Current Report on Form 8-K, dated September 13,
                          1995.)
 *2(c)               --  Share Sale Agreement, dated August 7, 1995, between the State of Victoria, Power Partnership PTY
                          LTD and the Covenantors named therein. (Exhibit 2.3 to UtiliCorp United Inc.'s Current Report on
                          Form 8-K, dated September 13, 1995.)
 *4(a)(1)            --  Certificate of Incorporation of the Registrant. (Exhibit 4(a)(1) to UtiliCorp United Inc.'s Annual
                          Report on Form 10-K for the fiscal year ended December 31, 1991.)
 *4(a)(2)            --  Certificate of Amendment to Certificate of Incorporation of the Registrant. (Exhibit 4(a)(1) to
                          Registration Statement No. 33-16990, filed September 3, 1987.)
 *4(a)(3)            --  Certificate of Amendment to Certificate of Incorporation of the Registrant. (Exhibit 4(a)(5) to
                          Registration Statement No. 33-50260, filed July 31, 1992.)
 *4(a)(4)            --  Certificate of Designation of the Preference Stock (Cumulative), $2.05 Series. (Exhibit 3(a)(4) to
                          UtiliCorp United Inc.'s Annual Report on Form 10-K for the year ended December 31, 1991.)
 *4(b)               --  Bylaws of the Registrant, as amended. (Exhibit 3 to UtiliCorp United Inc.'s Quarterly Report on
                          Form 10-Q for the quarter ended March 31, 1995.)
 *4(c)               --  Twentieth Supplemental Indenture, dated as of May 26, 1989, Supplement to Indenture of Mortgage
                          and Deed of Trust, dated July 1, 1951. (Exhibit 4(d) to Registration Statement No. 33-45382,
                          filed January 30, 1992.)
 *4(d)(1)            --  Indenture, dated as of November 1, 1990, between the Company and The First National Bank of
                          Chicago, Trustee. (Exhibit 4(a) to the Company's Current Report on Form 8-K, dated November 30,
                          1990.)
 *4(d)(2)            --  First Supplemental Indenture, dated as of November 27, 1990. (Exhibit 4(b) to the Company's
                          Current Report on Form 8-K, dated November 30, 1990.)
 *4(d)(3)            --  Second Supplemental Indenture, dated as of November 15, 1991. (Exhibit 4(a) to UtiliCorp United
                          Inc.'s Current Report on Form 8-K, dated December 19, 1991.)
 *4(d)(4)            --  Third Supplemental Indenture, dated as of January 15, 1992. (Exhibit 4(c)(4) to the Company's
                          Annual Report on Form 10-K for the year ended December 31, 1991.)
 *4(d)(5)            --  Fourth Supplemental Indenture, dated as of February 24, 1993. (Exhibit 4(c)(5) to the Company's
                          Annual Report on Form 10-K for the year ended December 31, 1992.)
 *4(d)(6)            --  Fifth Supplemental Indenture, dated as of April 1, 1993. (Exhibit 4(c)(6) to the Company's Annual
                          Report on Form 10-K for the year ended December 31, 1993.)
 *4(d)(7)            --  Sixth Supplemental Indenture, dated as of November 1, 1994. (Exhibit 4(d)(7) to the Company's
                          Registration Statement No. 33-57167, filed January 4, 1995.)
 *4(d)(8)            --  Seventh Supplemental Indenture, dated as of June 1, 1995. (Exhibit 4 to the Company's Quarterly
                          Report on Form 10-Q for the period ended June 30, 1995.)
**4(d)(9)            --  Eighth Supplemental Indenture, dated as of October 1, 1996.
 *4(e)               --  Form of Rights Agreement between UtiliCorp United Inc. and First Chicago Trust Company of New
                          York, as Rights Agent. (Exhibit 4 to UtiliCorp United Inc.'s Quarterly Report on Form 10-Q for
                          the quarter ended September 30, 1996.)

  EXHIBIT                                                           DESCRIPTION
------------             --------------------------------------------------------------------------------------------------
                         Long-term debt instruments of the Registrant in amounts not exceeding 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis will be furnished to the
                          Commission upon request.
**5                  --  Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.
  23(a)              --  Consent of Arthur Andersen LLP, Kansas City, Missouri
  23(b)              --  Consent of Arthur Andersen, Melbourne, Australia
**23(c)              --  Consent of Blackwell Sanders Matheny Weary & Lombardi L.C. (included in opinion filed as Exhibit
                          5).
**24                 --  Powers of Attorney executed by certain officers and a majority of the Board of Directors of
                          UtiliCorp United Inc.


------------
 *Exhibits marked with an asterisk are incorporated by reference as indicated pursuant to Rule 411(c).

**Previously filed


ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of November, 1996.


                                          UTILICORP UNITED INC.

                                          By: _________/s/_DALE J. WOLF_________
                                                       Dale J. Wolf
                                            VICE PRESIDENT, FINANCE, TREASURER
                                                 AND CORPORATE SECRETARY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of November, 1996.


                   SIGNATURE                                                   TITLE
------------------------------------------------  ---------------------------------------------------------------

             RICHARD C. GREEN, JR.*               Chairman of the Board, President and Chief Executive Officer
     --------------------------------------        (Principal Executive Officer)
             Richard C. Green, Jr.

              TERRY G. WESTBROOK*                 Senior Vice President, Chief Financial Officer (Principal
     --------------------------------------        Financial and Accounting Officer)
               Terry G. Westbrook

             RICHARD C. GREEN, JR.*               A Majority of the Board of Directors
                DON R. ARMACOST*
                 JOHN R. BAKER*
                  HERMAN CAIN*
                ROBERT K. GREEN*
            IRVINE O. HOCKADAY, JR.*
            ROBERT F. JACKSON, JR.*
                L. PATTON KLINE*
                AVIS G. TUCKER*

         *By:         /s/ DALE J. WOLF            As attorney-in-fact for the above-named officers and directors
         ---------------------------------         pursuant to powers of attorney duly executed by such persons
                  Dale J. Wolf

                               INDEX TO EXHIBITS


                                                                                                                 SEQUENTIALLY
                                                                                                              NUMBERED PAGE UPON
                                                                                                                 WHICH EXHIBIT
   EXHIBIT                                                    DESCRIPTION                                           APPEARS
--------------             ---------------------------------------------------------------------------------  -------------------
      **1              --  Form of Underwriting Agreement.
       *2(a)           --  Asset Purchase Agreement, dated August 7, 1995, between Power Partnership PTY LTD and United Energy Limited. (Exhibit 2.1 to UtiliCorp United Inc.'s Current
                            Report on Form 8-K, dated September 13, 1995.)
       *2(b)           --  Asset Sale Agreement, dated August 7, 1995, between United Energy Limited and
                            Power Partnership PTY LTD. (Exhibit 2.2 to UtiliCorp United Inc.'s Current
                            Report on Form 8-K, dated September 13, 1995.)
       *2(c)           --  Share Sale Agreement, dated August 7, 1995, between the State of Victoria, Power
                            Partnership PTY LTD and the Covenantors named therein. (Exhibit 2.3 to UtiliCorp
                            United Inc.'s Current Report on Form 8-K, dated September 13, 1995.)
       *4(a)(1)        --  Certificate of Incorporation of the Registrant. (Exhibit 4(a)(1) to UtiliCorp
                            United Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31,
                            1991.)
       *4(a)(2)        --  Certificate of Amendment to Certificate of Incorporation of the Registrant.
                            (Exhibit 4(a)(1) to Registration Statement No. 33-16990, filed September 3,
                            1987.)
       *4(a)(3)        --  Certificate of Amendment to Certificate of Incorporation of the Registrant.
                            (Exhibit 4(a)(5) to Registration Statement No. 33-50260, filed July 31, 1992.)
       *4(a)(4)        --  Certificate of Designation of the Preference Stock (Cumulative), $2.05 Series.
                            (Exhibit 3(a)(4) to UtiliCorp United Inc.'s Annual Report on Form 10-K for the
                            year ended December 31, 1991.)
       *4(b)           --  Bylaws of the Registrant, as amended. (Exhibit 3 to UtiliCorp United Inc.'s
                            Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.)
       *4(c)           --  Twentieth Supplemental Indenture, dated as of May 26, 1989, Supplement to
                            Indenture of Mortgage and Deed of Trust, dated July 1, 1951. (Exhibit 4(d) to
                            Registration Statement No. 33-45382, filed January 30, 1992.)
       *4(d)(1)        --  Indenture, dated as of November 1, 1990, between the Company and The First
                            National Bank of Chicago, Trustee. (Exhibit 4(a) to the Company's Current Report
                            on Form 8-K, dated November 30, 1990.)
       *4(d)(2)        --  First Supplemental Indenture, dated as of November 27, 1990. (Exhibit 4(b) to the
                            Company's Current Report on Form 8-K, dated November 30, 1990.)
       *4(d)(3)        --  Second Supplemental Indenture, dated as of November 15, 1991. (Exhibit 4(a) to
                            UtiliCorp United Inc.'s Current Report on Form 8-K, dated December 19, 1991.)
       *4(d)(4)        --  Third Supplemental Indenture, dated as of January 15, 1992. (Exhibit 4(c)(4) to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.)

                                                                                                                 SEQUENTIALLY
                                                                                                              NUMBERED PAGE UPON
                                                                                                                 WHICH EXHIBIT
   EXHIBIT                                                    DESCRIPTION                                           APPEARS
--------------             ---------------------------------------------------------------------------------  -------------------
       *4(d)(5)        --  Fourth Supplemental Indenture, dated as of February 24, 1993. (Exhibit 4(c)(5) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.)
       *4(d)(6)        --  Fifth Supplemental Indenture, dated as of April 1, 1993. (Exhibit 4(c)(6) to the
                            Company's Annual Report on Form 10-K for the year ended December 31, 1993.)
       *4(d)(7)        --  Sixth Supplemental Indenture, dated as of November 1, 1994. (Exhibit 4(d)(7) to the Company's Registration Statement No. 33-57167, filed January 4, 1995.)
       *4(d)(8)        --  Seventh Supplemental Indenture, dated as of June 1, 1995. (Exhibit 4 to the
                            Company's Quarterly Report on Form 10-Q for the period ended June 30, 1995.)
      **4(d)(9)        --  Eighth Supplemental Indenture, dated as of October 1, 1996.
       *4(e)           --  Form of Rights Agreement between UtiliCorp United Inc. and First Chicago Trust
                            Company of New York, as Rights Agent. (Exhibit 4 to UtiliCorp United Inc.'s
                            Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.)
                           Long-term debt instruments of the Registrant in amounts not exceeding 10 percent of the total assets of the Registrant and its subsidiaries on a consolidated basis will be furnished to the Commission upon request.
      **5              --  Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.
       23(a)           --  Consent of Arthur Andersen LLP, Kansas City, Missouri
       23(b)           --  Consent of Arthur Andersen, Melbourne, Australia
     **23(c)           --  Consent of Blackwell Sanders Matheny Weary & Lombardi L.C. (included in opinion filed as Exhibit 5).
     **24              --  Powers of Attorney executed by certain officers and a majority of the Board of
                            Directors of UtiliCorp United Inc.


------------
 *Exhibits marked with an asterisk are incorporated by reference as indicated pursuant to Rule 411(c).

**Previously filed